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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                        WESLEY JESSEN VISIONCARE, INC.
                      (NAME OF SUBJECT COMPANY (ISSUER))

                             WJ ACQUISITION CORP.
                                  NOVARTIS AG
                     (NAMES OF FILING PERSONS (OFFERORS))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        PREFERRED SHARE PURCHASE RIGHTS
                        (TITLE OF CLASS OF SECURITIES)

                                   951018100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ROBERT THOMPSON
                             WJ ACQUISITION CORP.
                                  NOVARTIS AG
                           C/O NOVARTIS CORPORATION
                               608 FIFTH AVENUE
                              NEW YORK, NY 10020
                                (212) 307-1122
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                   COPY TO:
                            DAVID W. HELENIAK, ESQ.
                              SHEARMAN & STERLING
                             599 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 848-4000

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                             AMOUNT OF FILING FEE**
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                 $783,887,758.50                                      $156,777.56


 * Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $38.50, the per share tender offer price, by 20,360,721, the sum of (i) 17,671,246 currently outstanding shares of Common Stock sought in the Offer, (ii) outstanding options with respect to 2,677,475 shares of Common Stock and (iii) 12,000 shares of Common Stock that could be purchased under the Company's employee discount purchase plans, in each case as of May 23, 2000.
** Calculated as 1/50 of 1% of the transaction value.

  [_]Check the box if any part of the fee is offset as provided by Rule 0-
     11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  None        Filing Party:  Not applicable
     Form or Registration No.: Not applicable
                                          Date Filed:   Not applicable

  [_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes to designate any transactions to which the statement relates:

  [X]third-party tender offer subject to Rule 14d-1.
  [_]issuer tender offer subject to Rule 13e-4.
  [_]going-private transaction subject to Rule 13e-3.
  [_]amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer:

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   This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by
WJ Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Novartis AG, a Swiss corporation ("Parent"). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred share purchase rights (together, the "Shares"), of Wesley Jessen VisionCare, Inc., a Delaware corporation (the "Company"), at a purchase price of $38.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 6, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of May 30, 2000, among Parent, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) hereto is incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

   Not applicable.

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

 (a)(1) Offer to Purchase, dated June 6, 2000.


 (a)(2) Form of Letter of Transmittal.


 (a)(3) Form of Notice of Guaranteed Delivery.


        Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
 (a)(4) and Other Nominees.


 (a)(5) Form of Letter to clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies
        and Other Nominees.


        Form of Guidelines for Certification of Taxpayer Identification Number
 (a)(6) on Substitute Form W-9.


        Summary Advertisement as published in The Wall Street Journal on June
 (a)(7) 6, 2000.


 (a)(8) Joint Press Release issued by CIBA Vision Corporation, an indirect wholly owned subsidiary of Parent, and the Company on May 30,
        2000.  (1)


 (b)    None.


 (d)(1) Agreement and Plan of Merger, dated as of May 30, 2000, among Parent,
        Purchaser
        and the Company.


 (d)(2) Confidentiality Agreement, dated May 10, 2000, between CIBA Vision
        Corporation and the Company.


 (g)    None.


 (h)    None.

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(1) Incorporated by reference to the Parent's Schedule TO-C, filed May 30,
2000.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

   Not applicable.

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   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2000

                                          WJ Acquisition Corp.

                                          By:      /s/ Robert Thompson
                                            -----------------------------------
                                             Name: Robert Thompson
                                             Title: Chief Executive Officer
                                             and President

                                          Novartis AG

                                          By:       /s/ Urs Barlocher
                                            -----------------------------------
                                             Name: Urs Barlocher
                                             Title: General Counsel

                                          By:      /s/ Christoph Mader
                                            -----------------------------------
                                             Name: Christoph Mader
                                             Title: Associate General Counsel


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                                 EXHIBIT INDEX

 EXHIBIT NO.
 -----------
(a)(1)  Offer to Purchase, dated June 6, 2000.


(a)(2)  Form of Letter of Transmittal.


(a)(3)  Form of Notice of Guaranteed Delivery.


(a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.


(a)(5)  Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
        Nominees.


(a)(6)  Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.


(a)(7)  Summary Advertisement as published in The Wall Street Journal on June 6, 2000.


(a)(8)  Joint Press Release issued by CIBA Vision Corporation, an indirect wholly owned subsidiary of
        Parent, and the Company on May 30, 2000. (1)


(b)     None.


(d)(1)  Agreement and Plan of Merger, dated as of May 30, 2000, among Parent, Purchaser and the Company.


(d)(2)  Confidentiality Agreement, dated May 10, 2000, between CIBA Vision Corporation and the Company.


(g)     None.


(h)     None.

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(1)Incorporated by reference to the Parent's Schedule TO-C, filed May 30, 2000.

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